Exhibit 97.1

ERIE INDEMNITY COMPANY

POLICY ON RECOUPMENT OF
OFFICER BONUSES IN CERTAIN SITUATIONS

(As Amended and Restated July 25, 2023)

1.Introduction

The Board of Directors (the “Board”) of Erie Indemnity Company, a Pennsylvania corporation (the “Company”), hereby amends and restates this Policy on Recoupment of Officer Bonuses in Certain Situations (“Policy”) to incorporate the requirements of Rule 5608 of the Nasdaq Stock Market (“Nasdaq”) Listing Rules (“Rule 5608”) to its pre-existing written policy for the recoupment of certain bonuses. This Policy was originally effective December 9, 2008 and the amended and restated version takes effect July 25, 2023 (the “Effective Date”).

2.Definitions

For purposes of this Policy, the following capitalized terms shall have their respective meanings set forth below:

(a)    “AIP” means the Company’s Annual Incentive Plan, as amended and/or restated from time to time, including any successor annual incentive plan thereto.

(b)    “Bonus” means and includes a payment of cash under the AIP, the payment of restricted shares, restricted share units, or other share based awards under the ECP, the payment of cash or shares of common stock of the Company under the LTIP, including any deferrals of a Bonus under an officer’s deferred compensation plan, and/or any other incentive-based compensation, including any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure. For purposes of this Policy and the definition of the term “Bonus”, a financial reporting measure is one that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, as well as any measure that is derived wholly or in part from such measures. For purposes of this Policy and the definition of the term “Bonus”, financial reporting measures may also include the Company’s stock price and total shareholder return.

(c)    “Cause” means termination of employment of an Officer as a result of the Officer's fraud, gross misconduct, repeated insubordination, conviction of a crime (felony or misdemeanor) involving moral turpitude or financial misconduct, or entry of a plea of nolo contendere to any such crime, all as determined in the sole and absolute discretion of the Board or the Executive Compensation and Development Committee of the Board of Directors of Erie Indemnity Company (the “Committee”).

(d)    “ECP” means the Company’s Equity Compensation Plan, as amended and/or restated from time to time, including any successor equity compensation plan thereto.

(e)    “Erroneously Awarded Compensation” means the amount of incentive-based compensation received that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.

(f)    “LTIP” means the Company’s Long-Term Incentive Plan, as amended and/or restated from time to time, including any successor long-term incentive plan thereto.

(g)    “Officer” or “Executive Officer” means an officer of the Company or any of its subsidiaries who is eligible for participation in the AIP and/or LTIP. This includes but is not limited to the current or former president, principal financial officer, principal accounting officer (or if no principal accounting officer, the controller), any vice president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who preforms a policy-making function, or any other person who performs similar policy-making functions for the Company.

(h)    “Recovery Period” means the three (3) completed fiscal years of the Company immediately preceding the Restatement Date and any transaction period (that results from a change in the Company’s fiscal year) of less than nine (9) months within or immediately following those three (3) completed fiscal years.

(i)    “Restatement Date” means the earlier of (i) the date that the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an accounting restatement, and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an accounting restatement.

3.Recoupment for Restatements

The Company will, to the extent permitted by governing law, require reimbursement of all or a portion of any incentive-based Bonus paid to any Officer where: (a) the payment was erroneously awarded based on an accounting error resulting in restatement of the Company’s financial results, and (b) a lower payment would have been made to the Officer based upon the restated financial results.

An accounting restatement requiring recoupment of Officer Bonuses under this Policy includes restatement of the Company’s financial statement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements of the Company (commonly referred to as “Big R” restatements), and restatement that corrects an error that is not material to previously issued financial statements of the Company, but would result in a material misstatement if the error were not corrected in the current period or left uncorrected in the current period (commonly referred to as “little r” restatements). For the avoidance of doubt, an accounting restatement shall not relate to any accounting restatement of a financial statement of Erie Insurance Exchange or of any subsidiary of Erie Insurance Exchange.

Where a payment was erroneously awarded based on an accounting error resulting in restatement of the Company’s financials and a lower payment would have been made to the Officer based upon the restated financial results, the Company will require repayment by the Officer of the amount by which the individual Officer's Bonus for the relevant period exceeded the lower payment that would have been made based on the restated financial results; provided that the Company will not require repayment of Bonuses under this Policy paid more than three (3) years prior to the date that the Board and/or the Committee was first made aware of the need to restate the Company's financial statements.

4.Recoupment for Terminations for Cause

The Company will, to the extent permitted by governing law, require reimbursement or cancellation of the full amount of any Bonus paid to any Officer where the Officer's employment with the Company has been terminated for Cause either prior to the payment of the Bonus or within six (6) months thereafter.

5.Administration

This Policy shall be administered by the Committee. The Committee is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. Any determination made by the Committee shall be final and binding on all persons.

In the event of an accounting restatement, the Committee shall reasonably promptly determine the amount of any Erroneously Awarded Compensation received by each Officer during the recovery period in connection with the accounting restatement. The Company’s obligation to recover Erroneously Awarded Compensation pursuant to the Policy is not dependent on whether or when the restated financial statements are filed. In addition, the recovery of Erroneously Awarded Compensation is required without regard to whether any misconduct occurred or an Officer’s responsibility for the erroneous financial statements.

The Committee shall have broad discretion to determine the appropriate means of recovery of Erroneously Awarded Compensation based on all applicable facts and circumstances.

6.Determination of Erroneously Awarded Compensation

The amount of Erroneously Awarded Compensation shall be determined by the Committee based on the particular facts and circumstances and consistent with the principles of Rule 5608.

For incentive-based compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the accounting restatement, the Committee shall determine the amount of Erroneously Awarded Compensation based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received. The Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to Nasdaq.

7.Determination of Impracticable Recoupment

Recovery of Erroneously Awarded Compensation and recovery for termination for cause under Section 4 shall not be required to the extent that the Committee determines that recovery would be impracticable because of one or more of the following conditions:

(a)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on expense of enforcement, the Company must make a reasonable attempt to recover such Erroneously Awarded Compensation, document such reasonable attempt(s) to recover, and provide that documentation to Nasdaq.

(b)    Recovery would violate home country law where that law was adopted prior to November 28, 2022. Before concluding that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company must obtain an opinion of home country counsel, acceptable to Nasdaq, that recovery would result in such a violation, and must provide such opinion to Nasdaq.

(c)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or 411(a) of the Internal Revenue Code of 1986, as amended, and the regulations thereunder.

8.Prohibition on Indemnification

The Company and its subsidiaries are prohibited from indemnifying any current or former Executive Officer (or other person) against the loss of Erroneously Awarded Compensation pursuant to this Policy and from paying the premiums on any insurance policy protecting against the recovery of Erroneously Awarded Compensation. Neither the Company nor any subsidiary shall enter into any agreement with any Executive Officer (or other person) that exempts any incentive-based compensation from the application of this Policy or that waives the Company’s right to recover Erroneously Awarded Compensation, and this Policy shall supersede any such agreement (whether entered into before, on or after the Effective Date).

9.Miscellaneous
(a)    Amendment and Termination. The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. The Board may terminate this Policy at any time in favor of another policy that satisfies Rule 5608 or other legal requirements for the recoupment of compensation. The Company’s Executive Vice President, Secretary & General Counsel, is authorized to amend or restate this Policy to reflect any changes to this Policy approved by the Board.The Board may amend this Policy from time to time in its discretion and shall amend this Policy as it deems necessary. The Board may terminate this Policy at any time in favor of another policy that satisfies Rule 5608 or other legal requirements for the recoupment of compensation.

(b)    Application. The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, Bonus award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Officer to agree to abide by the terms of this Policy.

(c)    Offset. To the extent permitted by governing law, and notwithstanding any contrary provision in any plan, program or agreement of the Company, the Company may offset any amounts an Officer is required to reimburse to the Company under this Policy against any future payments owed to such Officer.

(d)    Other Recoupment Rights. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company or its subsidiaries under applicable law, regulation or rule, or pursuant to the terms of any policy or in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company and its subsidiaries.

(e)    Successors. This Policy shall be binding and enforceable against all Officers and their beneficiaries, heirs, executors, administrators or other legal representatives.